Filed by Avago Technologies Limited

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934, as amended

Subject Company: Broadcom Corporation

Commission File No.: 000-23993

Letter to Broadcom Employees

TO: Broadcom Employees

FROM: Hock Tan

SUBJECT: Avago and Broadcom Corporation

May 29, 2015

Broadcom employees,

As you heard yesterday, Avago and Broadcom announced the news that we are combining as one company. On behalf of Avago and our worldwide employees, I am looking forward to the great future we can build together. You have achieved many important accomplishments and I am quite excited by the possibilities of the next phase of our two companies’ joint evolution.

Upon closing, Avago will adopt the name Broadcom Limited – to continue with the strong and compelling brand that you have helped to build. Like Broadcom, Avago has a culture of engineering innovation and prioritizing customer success.

This is a highly complementary and compelling move for both of our companies. The size and scope of our combined business will make us the third largest semiconductor company in the world. Together, we will be the world’s leading diversified communications semiconductor company with wireless, wired, storage and industrial segments.

I want to thank Scott and Henry and the entire leadership team for their support. I am planning a special trip to Irvine next Friday, June 5 and look forward to meeting you in person and working together to achieve our shared vision of creating the world’s greatest semiconductor company.

Until closing, Avago and Broadcom will continue to operate as independent companies. As you have heard, closing is expected by the end of the first quarter of 2016, subject to customary closing conditions, regulatory approvals and approval by Avago’s and Broadcom’s shareholders.

Regards,

Hock Tan

President, Chief Executive Officer

Avago Technologies Limited

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Avago, Broadcom, Holdco, Partnership, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Avago and Broadcom, as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Avago or Broadcom for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Broadcom’s and Avago’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K, respectively, and Broadcom’s and Avago’s more recent reports filed with the SEC. Neither Broadcom nor Avago undertakes any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

Holdco will file with the SEC a registration statement on Form S-4, which will include the joint proxy statement of Avago and Broadcom that also constitutes a prospectus of Holdco and Partnership (the “joint proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT

PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AVAGO, Broadcom, HOLDCO, PARTNERSHIP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com (for documents filed with the SEC by Avago, Holdco or Partnership) or Broadcom Investor Relations at andrewtp@broadcom.com (for documents filed with the SEC by Broadcom).

Participants in the Solicitation

Avago, Broadcom, Holdco and Partnership and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Avago and Broadcom in respect of the proposed transactions contemplated by the joint proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Avago and Broadcom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information regarding Avago’s directors and executive officers is contained in Avago’s Annual Report on Form 10-K for the year ended November 2, 2014 and its Proxy Statement on Schedule 14A, dated February 20, 2015, and information regarding Broadcom’s directors and executive officers is contained in Broadcom’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated March 27, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.